Exhibit 99.1

YY Group Holding (NASDAQ: YYGH) Pauses At-The-Market Offering

Company Confirms Sufficient Liquidity to Execute FY2026 Growth Plan; Related Share Cancellation to Reduce Outstanding Shares to 3,274,828

SINGAPORE, [DATE] — YY Group Holding Limited (NASDAQ: YYGH) (“YY Group” or the “Company”), a global leader in on-demand workforce solutions and integrated facilities management (IFM), today announced that it has instructed its sales agents, Spartan Capital Securities, LLC and Wilson-Davis & Co., Inc., to pause the Company’s At-The-Market (“ATM”) equity offering program, effective immediately.

In connection with the pause, the Company has directed the return and cancellation of 1,004,107 shares of common stock that were allocated to the sales agents but were not offered or sold into the market. Upon completion of the cancellation process, total shares of common stock outstanding will be reduced from 4,278,935 to 3,274,828. The Company expects the cancellation to be completed on or around April 3, 2026. No further shares will be issued under the ATM program while the pause remains in effect.

The Company has determined that its current liquidity position is sufficient to support near-term operational requirements and execution against its previously announced FY2026 revenue guidance of US$103 million to US$110 million.

“We have the capital we need to execute our plan, and pausing the ATM reflects that assessment,” stated Mike Fu, Chief Executive Officer of YY Group. “Our focus is on delivering against our FY2026 targets, improving our margin profile, and demonstrating the operational leverage in our business.”

The ATM program provides for the sale of up to US$20 million in shares of common stock. The Company retains the ability to reactivate the program in the future but has no current plans to do so.

About YY Group Holding Limited

YY Group Holding Limited (Nasdaq: YYGH) is a Singapore-headquartered, technology-enabled platform providing flexible, scalable workforce solutions and integrated facility management (IFM) services across Asia and beyond. The Group operates through two core verticals: on-demand staffing and IFM, delivering agile, reliable support to industries such as hospitality, logistics, retail, and healthcare.

Leveraging proprietary digital platforms and IoT-driven systems, YY Group enables clients to meet fluctuating labor demands and maintain high-performance environments. In addition to its core operations in Singapore and Malaysia, the Group maintains a growing presence in Asia, Europe, Africa, Oceania, and the Middle East.

Listed on the Nasdaq Capital Market, YY Group is committed to service excellence, operational innovation, and long-term value creation for clients and shareholders.

For more information on the Company, please visit https://yygroupholding.com/.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the YY Group Holding Limited’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) growth of the hospitality market (ii) capital and credit market volatility, (iii) local and global economic conditions, (iv) our anticipated growth strategies, (v) governmental approvals and regulations, and (vi) our future business development, results of operations and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. All information provided in this press release is as of the date of this press release, and YY Group Holding Limited undertakes no duty to update such information, except as required under applicable law.

Investor Contact

Jason Phua Zhi Yong, Chief Financial Officer

YY Group

enquiries@yygroupholding.com